02041702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On June 17, 2002, Placer Dome lodged with the Australian Securities & Investments Commission (the "ASIC") a Fourth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited. pg. 4

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Inc.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED
FOURTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002 and 11 June 2002. Terms having a defined meaning in the Original Statement have a corresponding meaning in this Statement. This Fourth Supplementary Bidder's Statement should be read together with the Original Statement and previous supplementary statements.

The Bidder wishes to make the following announcements in regard to the progress of the Offer:

- All Canadian regulatory approvals have been received, including relief from certain disclosure and takeover bid requirements of Canadian securities laws;
- Approvals in customary form and subject to customary conditions from the Toronto and New York Stock Exchanges have been received in relation to the listing of Placer Dome Shares to be issued under the Offer;
- No regulatory filings or rulings are required under the United States Hart-Scott-Rodino Antitrust Improvements Act;
- All necessary applications to establish a facility for trading of Placer Dome CDIs on ASX have now been made and, accordingly, Placer Dome CDIs will be issued to certain shareholders under the terms of the Offer; and
- The only remaining regulatory approval to be received is that from the Australian Foreign Investment Review Board.

The Bidder will today issue a press release in relation to these matters. A copy of this press release is attached to this Statement as Annexure A.

Dated: 17 June 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 17 June 2002.

/s/PeterTomsett
Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 17 June 2002. Neither ASIC nor any of its officers takes any responsibility for the contents of this Statement.

ANNEXURE A - PRESS RELEASE


goldstory

Placer Dome Announces Further Progress in its Offer for AurionGold

Vancouver, Canada, June 16, 2002; Brisbane, Australia, June 17, 2002

Placer Dome Inc. ("Placer Dome") announced today further positive steps in relation to its Offer for AurionGold Limited ("AurionGold"). This follows Placer Dome's Offer dispatch last week to AurionGold shareholders.

Placer Dome advises that:

- All Canadian regulatory approvals have been received including the granting to Placer Dome of relief from certain disclosure and takeover bid requirements of the Canadian securities laws;
- Approvals in customary form and subject to customary conditions from the Toronto and New York Stock Exchanges have been received in relation to the listing of Placer Dome shares to be issued under the Offer;
- No regulatory filings or rulings are required under the United States Hart-Scott-Rodino Antitrust Improvements Act;
- All necessary applications to establish a facility for trading of Placer Dome CDIs on ASX have now been made and accordingly CDIs will be issued to certain shareholders under the terms of the Offer; and
- The only remaining regulatory approval to be received is from the Australian Foreign Investment Review Board.

Commenting on these developments Mr Peter Tomsett, Managing Director Placer Dome Asia Pacific said "Placer Dome is pleased with the progress of its offer. The offer has now been sent to all shareholders and is open for acceptance. Placer Dome's offer is a generous one, we are comfortable that the offer represents fair value, and we look forward to moving ahead and welcoming AurionGold shareholders as shareholders in the enlarged Placer Dome."

Placer Dome's offer remains subject to acceptances of not less than 50.1% of AurionGold's shares being received and the other conditions as set out in the Offer.

Placer Dome's offer is open and capable of immediate acceptance with a scheduled closing date of 12 July 2002.


goldstory

FOR ANALYST INQUIRIES PLEASE CONTACT:
Placer Dome
Brenda Radies
(1 416) 363-4884

In Australia:
Richard Phillips
Macquarie Bank Limited
Division Director
(61 3) 9635 8360
(61 3) 9635 8333 (fax)

In North America:
George Brack
Macquarie North America Limited
President
(1 604) 605 1760
(1 604) 605 3944 (fax)

FOR MEDIA INQUIRIES PLEASE CONTACT:
Placer Dome
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

In North America:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

SHAREHOLDER INFORMATION LINE:

In Australia: 1 800 222 212
International: + 61 2 9353 2055

Cautionary Note
This press release does not constitute an offer to sell or a solicitation of an offer to purchase any of the Placer Dome securities described herein, which offer or solicitation shall be made only pursuant to the Bidder's Statement and the accompanying Offer. The Offer of Placer Dome securities will be made within the United States pursuant to applicable exemptions from the registration requirements of the United States securities laws.

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs.

"Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Vice-President, Associate General Counsel and Assistant Secretary

June 17, 2002